April 22, 2019

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    John Cannarella
Jenifer Gallagher

Re:	Diamondback Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed February 25, 2019 File No. 001-35700
Ladies and Gentlemen:
Diamondback Energy, Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated April 4, 2019 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2019 and amended on March 12, 2019 (the “Form 10-K”).

In a telephone call with the Staff on April 19, 2019, the Company requested that the deadline for responding to the Comment Letter be extended to May 3, 2019. The additional time is needed due to the time dedicated by management to the preparation and filing of the Company’s proxy statement for its 2019 Annual Meeting of Stockholders on April 26, 2019 and the preparation of the Company’s Form 10-Q for the first quarter ended March 31, 2019.

Per our telephone discussions, this letter will confirm that the Company will submit its response to the Comment Letter on or before May 3, 2019.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.
Sincerely,
/s/ Tracy L. Dick
Tracy L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP